Exhibit 4.9

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

This Second Amendment to Employment Agreement (this “Second Amendment”) is entered into on January 11, 2022 (the “Effective Date”) by and between BeyondSpring Pharmaceuticals, Inc. (“Company”) and Dr. Gordon Schooley (“Employee”) (collectively, the “Parties”).

WHEREAS, Employee and the Company entered into an employment agreement on June 16, 2016 (the “Employment Agreement”), in which Employee agreed to serve as an employee of the Company, as amended by an Amendment dated as of November 10, 2016, and

WHEREAS, Employee and the Company desire to further amend the Employment Agreement to revise certain terms.

NOW, intending to be legally bound, the Parties agree as follows:

1.	Section 2. Section 2 is hereby amended and restated in its entirely as follows:

a.    The Company may terminate Employee’s employment at any time and for any reason and the Parties agree that nothing in this Section shall change the “at-will” employment relationship between the Parties.

b.    Should Employee choose to resign voluntarily from the Company at any point in time, Employee agrees to give the Company a minimum of three (3) months’ written notice prior to Employee’s resignation date.

c.    If, during the term of this Agreement, the Company terminates Employee’s employment other than for death, disability or Cause, or if Employee terminates employment for Good Reason, then, subject to Section 2(f) below, the Company shall pay to Employee (i) his base salary, as of the date of termination, for the nine (9) month period commencing on the date of termination (the “Severance Period”), payable over the Severance Period in regular installments in accordance with the Company’s normal payroll practices as they may exist from time to time, with the installments that otherwise would be paid prior to the first payroll date following the date the Release described in Section 2(f) becomes effective and irrevocable in accordance with its terms, being paid (without interest) on such payroll date in a lump sum and the remaining installments being paid as otherwise scheduled assuming payments had begun immediately after the date of termination, and (ii) a pro-rated portion of any bonus earned for the year in which the date of termination occurs, based on actual performance results, and paid at the same time as other senior executives who did not terminate employment.

d.   “Cause” shall mean: (i) Employee’s substantial and continued failure (except where due to a disability, illness or periods of vacation or approved leave), neglect, or refusal to perform in any material respect Employee’s duties and responsibilities; (ii) any intentional or grossly negligent act of Employee that has the effect of injuring the business of the Company or its subsidiaries in any material respect; (iii) Employee’s conviction of, or plea of guilty or no contest to: (a) a felony, (b) any material violation of federal or state securities laws or (c) any other criminal charge that has, or could be reasonably expected to have, a material adverse impact on the performance of Employee’s duties to the Company or otherwise result in material injury to the business of the Company or its subsidiaries; (iv) the commission by Employee of an act of fraud or embezzlement against the Company or its subsidiaries; (v) any material violation by Employee of the policies of the Company or its subsidiaries, including but not limited to those relating to sexual harassment or business conduct, and those otherwise set forth in the manuals or statements of policy of the Company or its subsidiaries; or (vi) Employee’s material breach of this Agreement.

e.    “Good Reason” shall mean, without Employee’s consent: (i) a material diminution in Employee’s duties or responsibilities; (ii) a reduction in base salary as initially set forth in Section 3(a) hereof or as subsequently increased by the Company (other than pursuant to an across-the-board reduction applicable to all similarly situated executives); (iii) any requirement by or directive from the Company that Employee permanently relocate his principal residence or change in the primary place of the Company’s business by more than 50 miles from its then current location; (iv) any material breach of a provision of this Agreement by the Company; and (v) a “change of control” (as defined in the Company’s 2017 incentive plan). Employee acknowledges and agrees that Employee’s exclusive remedy in the event of any breach of this Agreement shall be to assert Good Reason pursuant to the terms and conditions of Section 2(e) hereof. A termination of Employee’s employment under Sections 2(e) shall not be deemed to be for Good Reason unless (a) Employee gives notice to the Company of the existence of the event or condition constituting Good Reason within 30 calendar days after becoming aware of the initial occurrence or existence of such event or condition, and (b) the Company fails to cure such event or condition within 30 calendar days after receiving such notice. Additionally, Employee must terminate his employment within 90 calendar days after the initial occurrence of the circumstance constituting Good Reason for such termination to be “Good Reason” hereunder. Notwithstanding the foregoing, during the term of this Agreement, in the event that the Company reasonably believes that Employee may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend Employee from performing Employee’s duties hereunder for a period not to exceed 90 days, and in no event shall any such suspension constitute an event pursuant to which Employee may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter the Company’s obligations under this Agreement during such period of suspension.

f.    Notwithstanding anything contained herein to the contrary, the Company shall not be obligated to make any payment or provide any benefit under Section 2(e), hereof unless: (i) Employee first executes within 30 calendar days after the date of termination (or such longer period as required by applicable law) a release of claims agreement in a form provided by the Company (the “Release”); (ii) Employee does not revoke the Release; and (iii) the Release becomes effective and irrevocable in accordance with its terms. (the “Release Date”).

2.           Continuation of Employment Agreement. Except as otherwise expressly provided herein, all of the terms and provisions of the Employment Agreement shall remain in full force and effect .

3.           Complete Agreement. This Second Amendment contains the entire agreement between the Parties hereto with respect to the matters contained herein and supersedes and replaces any prior agreements between the Parties with respect to the matters set forth here.

4.           Counterparts. This Second Amendment may be executed in any number of counterparts and any such counterparts may be transmitted by electronic transmission, and each of such counterparts, whether an original or an electronic or ".pdf" of an original, shall be deemed to be an original and all of such counterparts together shall constitute a single instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

/s/ Gordon Schooley
Dr. Gordon Schooley

/s/ Lan Huang
Dr. Lan Huang, CEO
BeyondSpring Pharmaceuticals, Inc.

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